Exhibit A

Large Southeast Asian Mobile Operator Expands its 4G Network to Boost its Market Share with Ceragon’s IP-20 Platform

October 23, 2019

Large Southeast Asian Mobile Operator Expands its 4G Network to Boost its Market Share with Ceragon’s IP-20 Platform

Operator deploying Ceragon’s multicore high capacity solution to achieve ultra-fast network expansion and support growing network capacity demands

Little Falls, New Jersey, October 23, 2019 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, announced today that a large mobile operator in Southeast Asia has placed additional follow-on orders for its IP-20 Platform products and services in 2019 totaling over $20 million through the end of Q3 for its fast 4G nationwide network expansion project. Fully aligned with the operator’s commitment to offer free data plans to its customers, the Ceragon solution has already facilitated fast network rollouts, supporting 200% data traffic growth since the beginning of 2019.

This ongoing investment is in support of the operator’s aggressive strategy to increase its market share and revenues by offering customers free voice calls over LTE (VoLTE). The expected increase in subscribers requires the operator to quickly ramp up its network capacity to support more data traffic. In order to increase its operational efficiency, the operator - a veteran Ceragon customer -selected Ceragon’s all-outdoor IP-20 Platform products, which support an exceptional combination of fast rollout and low TCO results.

The Ceragon solution provides the operator fast-to-deploy, reliable backhaul connectivity that effectively supports the growing capacity demands of its new 4G sites across the country’s rural and suburban areas. By deploying Ceragon’s all-outdoor, multicore solution the operator not only benefits from fast site acquisition, easy-to-install solution and minimal spectrum costs, but can rapidly upgrade its existing network to meet very high capacities, in preparation for 5G.

“This is another important step in our successful, long-lasting partnership with one of Southeast Asia’s most innovative mobile operators,” said Ira Palti, president and CEO of Ceragon. “Our futureproof solutions help the operator quickly grow its market share by further expanding its 4G network today and preparing for 5G down the road using our all-outdoor multicore approach. We are thrilled to continue to enable the operator to affordably connect more people and improve the socio-economic development of many communities throughout the country.”

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed.

Large Southeast Asian Mobile Operator Expands its 4G Network to Boost its Market Share with Ceragon’s IP-20 Platform

October 23, 2019

Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks	Ceragon Networks
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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated: risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.